Paul Hastings LLP
55 Second Street, Twenty-Fourth Floor
San Francisco, California  94105-3441
telephone (415) 856-7000
facsimile (415) 856-7100
www.paulhastings.com

April 14, 2016

VIA EDGAR CORRESPONDENCE

Division of Investment Management
U.S. Securities and Exchange Commission
100 “F” Street, N.E.
 Washington, D.C.  20549

Re:	Rainier Investment Management Mutual Funds File Nos. 811-08270 and 33-73792

Ladies and Gentlemen:

On behalf of Rainier Investment Management Mutual Funds, doing business as the Rainier Funds (the “Registrant”), we hereby respond to the oral comment provided by Mr. Ed Bartz of the U.S. Securities and Exchange Commission’s (the “Commission”) staff to the undersigned with respect to the Registrant’s Post-Effective Amendment No. 56 to the Trust’s Registration Statement filed on Form N‑1A on April 12, 2016 (“PEA No. 56”).  PEA No. 56 contained revised disclosure with respect to a new investment adviser for the Rainier Intermediate Fixed Income Fund (the “Fund”) intended to respond to various comments previously provided by the Commission staff to the undersigned.  The change to the Registrant’s disclosure in response to this comment will be reflected in a Rule 497 filing of the Registrant’s prospectus for the Fund before use.

We have discussed this comment and this response with officers of the Registrant.

The comment is summarized below.

1.
Comment:  The portfolio turnover figure for the last fiscal year is stated as 204.86%.  Please add a reference in the principal strategy section of the prospectus summary to the high portfolio turnover that occurs as a result of the implementation of the Fund’s investment strategies, as required by instruction 7 to Item 9(b) for Form N-1A.

Response:  Comment accepted. A sentence will be added to the principal strategy section referring to the Fund’s high portfolio turnover.  A principal risk disclosure for high portfolio turnover was already included in the prospectus summary.   That change will be made through a filing made under Rule 497 of the Securities Act of 1933, as amended.

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Securities and Exchange Commission
April 14, 2016

We also hereby provide the following statements on behalf of the Registrant:

●	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (415) 856-7007 with comments and questions.

Very truly yours,

/s/ David A. Hearth

David A. Hearth
for PAUL HASTINGS LLP

cc:	Rainier Investment Management Mutual Funds Rainier Investment Management, LLC